Empire Energy Corporation International

4500 College Blvd., Suite 240

Leawood, KS 66211

913-663-2310

September 11, 2009

By EDGAR and facsimile (202) 942-9528

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4-5

450 Fifth Street, N.W.

Washington, D.C.  20549

Attn: Tracy L. McNeil

Re:

Empire Energy Corporation International

Registration Statement on Form S-1/A

Filed August 31, 2009

Registration No. 333-159119

Withdrawal of Request for Acceleration of Effective Date

Dear Ms. McNeil:

The above-named Registrant hereby requests that the Request for Acceleration of Effective Date filed with the Commission on September 10, 2009 seeking effectiveness at 4:00PM Washington, D.C. time on Monday September 14, 2009 be withdrawn.

Respectfully submitted,

Empire Energy Corporation International

By: /s/John C. Garrison            .

      John C. Garrison, President